717 TEXAS AVENUE, SUITE 1000 HOUSTON, TX 77002

June 9, 2016
VIA EDGAR
Ms. Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C.  20549-3561

RE:       Calpine Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Response dated May 20, 2016
File No. 001-12079

Dear Ms. Thompson:
This letter is being furnished in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in a letter addressed to Zamir Rauf, Executive Vice President and Chief Financial Officer of Calpine Corporation, dated June 1, 2016 (the “Comment Letter”), with respect to the above referenced filing. As used in this letter, “we,” “us,” “our,” the “Company” and “Calpine” refer to Calpine Corporation and its subsidiaries unless the context requires otherwise. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the filing.
For ease of reference, each comment contained in the Comment Letter is reprinted below in bold and is followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2015
Financial Statements for the Year Ended December 31, 2015
Note 2. Summary of Significant Accounting Policies
Impairment Evaluation of Long-Lived Assets (Including Intangibles and Investments), page 112

1.	We note your response to comment 6 that you perform your evaluation of impairment at the market Hub level. We have the following comments:

•
Please tell us in more detail your rationale for concluding that grouping assets at the market Hub level, rather than the plant level, is consistent with the guidance in ASC 360-10-35-23. As part of your response, please explain to us which assets form the Hub Group for each of the CAISO NP15 Hub and the ERCOT Houston Hub. Also describe in more detail why the cash flows of each individual plant are not independent of the cash flows of other assets in the asset group and how the asset group is used to generate joint cash flows.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
June 9, 2016

•
Please revise your Critical Accounting Policy titled “Impairment Evaluation of Long-Lived Assets” to better explain the significant judgments made by management in performing impairment tests. Since the grouping of assets to determine the lowest level of identifiable cash flows requires considerable judgment, please disclose the level at which assets are grouped. Additionally, since it appears from your response that your Sutter Energy Center plant could be impaired if operations were suspended beyond 2016, please provide more detail to your investors about any significant assumptions made about this plant which, if reasonably likely changes occurred, could result in impairment of the plant or related asset group.

Response:
In accordance with ASC 360-10-35-23, we aggregate cash flows from our power plant fleet at the market hub level for impairment assessment as we have determined that the market hub level is the lowest level for which identifiable cash flows are independent of other assets and liabilities over the long-term life of our power plant fleet. This conclusion is based upon the fact that we manage and market power sales over the asset lives as a portfolio rather than at the individual power plant or customer level within each designated market, pool or segment. Our fleet is comprised of efficient natural gas and geothermal facilities which have useful lives in excess of 30 years and have been generally geographically concentrated around major power market hubs. While we may contract for short-term cash flows with specific counterparties at the individual power plant level, real-time economic decisions to dispatch a power plant are made at the portfolio level and the mid- to long-term forecasted cash flows of our fleet are based on the merchant power market with the macroeconomic considerations thereof reflected in the long-term forward fundamental commodity curve for each respective market hub.
ASC 360-10-55-35 acknowledges that “while grouping at the lowest level for which there are identifiable cash flows for recognition and measurement of an impairment loss is understood, determining that lowest level requires considerable judgment.” Our decision-making approach to the underlying power plants as a market hub portfolio, which drives our operational, maintenance and long-term contracting decisions, is fundamental to our cash flow grouping determination. We group cash flows for impairment assessment purposes at the market hub level as this is consistent with how we manage and market power over the long-term life of the assets within our portfolio. We are also diligent in evaluating certain events (such as plant-specific disasters, transmission constraints affecting an individual power plant’s ability to deliver electricity into the market hub, or regulatory evolution which could affect the value of the power plant to certain bidders) which could result in potential changes in the aggregation of various power plants within our power plant portfolio.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
June 9, 2016

The power plants in our CAISO NP15 Hub and ERCOT Houston Hub are as follows:

CAISO NP15 Hub
Agnews Power Plant	Goose Haven Energy Center	Metcalf Energy Center
Creed Energy Center	King City Cogeneration Plant	Riverview Energy Center
Delta Energy Center	King City Peaking Energy Center	Russell City Energy Center
Feather River Energy Center	Lambie Energy Center	Sutter Energy Center
Geysers Assets	Los Esteros Critical Energy Facility	Wolfskill Energy Center
Gilroy Cogeneration Plant	Los Medanos Energy Center	Yuba City Energy Center
Gilroy Energy Center
ERCOT Houston Hub
Baytown Energy Center	Clear Lake Power Plant	Pasadena Power Plant
Brazos Valley Power Plant	Deer Park Energy Center	Texas City Power Plant
Channel Energy Center	Freeport Energy Center
We acknowledge the Staff’s comment and will add the following disclosures to our impairment critical accounting policy beginning in our June 30, 2016 Form 10-Q (the additions are underlined and will also be made to our impairment significant accounting policy in the notes to the consolidated financial statements) and undertake to include such disclosures in our future filings, as applicable:
Impairment Evaluation of Long-Lived Assets (Including Intangibles and Investments)
We evaluate our long-lived assets, such as property, plant and equipment, equity method investments, turbine equipment and specifically identified intangibles, on an annual basis or when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Examples of such events or changes in circumstances are:

•	a significant decrease in the market price of a long-lived asset;

•	a significant adverse change in the manner an asset is being used or its physical condition;

•	an adverse action by a regulator or legislature or an adverse change in the business climate;

•	an accumulation of costs significantly in excess of the amount originally expected for the construction or acquisition of an asset;

•	a current-period loss combined with a history of losses or the projection of future losses; or

•	a change in our intent about an asset from an intent to hold to a greater than 50% likelihood that an asset will be sold or disposed of before the end of its previously estimated useful life.
When we believe an impairment condition on long-lived assets such as property, plant and equipment may have occurred, we are required to estimate the undiscounted future cash flows associated with a long-lived asset or group of long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for long-lived assets that are expected to be held and used. We use a fundamental long-term view of the power market which is based on long-term production volumes, price curves and operating costs together with the regulatory and environmental requirements within each individual market to prepare our multi-year forecast. Since we manage and market our power sales as a portfolio rather than at the individual power plant level or customer level within each designated market, pool or segment, we group our power plants based upon the corresponding market for valuation purposes. If we determine that the undiscounted cash flows from an asset or group of assets to be held and used are less than the associated carrying amount, or if we have classified an asset as held for sale, we must estimate fair value to determine the amount of any impairment loss.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
June 9, 2016

We temporarily suspended operations at our Sutter Energy Center in 2016. While the long-term market forecasted cash flows continue to support the carrying value of the asset, if the forecasted cash flows further deteriorated, this could result in a permanent shut down of the facility and in the recognition of an impairment of our Sutter Energy Center and other plants within the respective market.
When we believe an impairment condition may exist on specifically identifiable finite-lived intangibles or an investment, we must estimate their fair value to determine the amount of any impairment loss. Significant judgment is required in determining fair value as discussed above in “— Fair Value Measurements.”
All construction and development projects are reviewed for impairment whenever there is an indication of potential reduction in fair value. If it is determined that it is no longer probable that the projects will be completed and all capitalized costs recovered through future operations, the carrying values of the projects would be written down to their fair value. When we determine that our assets meet the assets held-for-sale criteria, they are reported at the lower of the carrying amount or fair value less the cost to sell. We are also required to evaluate our equity method investments to determine whether or not they are impaired when the value is considered an “other than a temporary” decline in value.
See Note 2 of the Notes to Consolidated Financial Statements for further discussion of our impairment evaluation of long-lived assets.
Note 3. Acquisitions and Divestitures, page 116

2.
We note your response to comment 7 indicating that the pro forma incremental impact of the acquisition of Champion Energy was immaterial. We also note that the acquisition would have increased operating revenues by 15% and 12% in 2015 and 2014, respectively. Please provide us with an analysis of how you determined that the effect on operating revenues was immaterial to the Consolidated Financial Statements both quantitatively and qualitatively; otherwise, confirm you will provide the disclosures required by ASC 805-10-50-2h(3) and (4).

Response:
We respectfully advise the Staff that we consider both qualitative and quantitative factors when assessing materiality in relation to the disclosures required by ASC 805-10-50-2h(3) and (4). The Champion Energy purchase price, including working capital adjustments, represented approximately 1.6% of our consolidated total assets as of December 31, 2015. Further, as disclosed on the top of page 56 of our 2015 Form 10-K, we evaluate Commodity revenue and Commodity expense on a collective basis because the price of power and natural gas tend to move together as the price for power is generally determined by the variable operating cost of the next marginal generator to be dispatched to meet demand. Commodity revenue and Commodity expense are the most significant components of our operating revenues and fuel and purchased energy expense, respectively. Champion Energy is a retail sales organization that operates on a model of maximizing margins by purchasing and selling electricity. As such, while the pro forma impact of the Champion Energy acquisition would have increased operating revenues by 15% and 12% in 2015 and 2014, respectively, we believe a more appropriate measure of significance to Calpine is to evaluate the pro forma impact on Commodity revenue less Commodity expense which would have increased by 3% in both 2015 and 2014. Given the immaterial impact on Commodity revenue less Commodity expense as well as the immaterial impact on our consolidated balance sheet, we concluded that disclosing the pro forma impact on our Commodity revenue would not provide any material information to investors as that is not a measure on which our investors focus. Therefore, after considering both the quantitative and qualitative factors, we have concluded that supplemental pro forma data reflecting the impact of the Champion Energy acquisition would not provide additional material information to or influence the investment decision of a reasonable person relying on the report.
****
We hereby acknowledge that:
•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Ms. Jennifer Thompson
United States Securities and Exchange Commission
June 9, 2016

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the assistance the Staff has provided with its comments on the above referenced document as originally filed, and we will be pleased to respond promptly to any requests for additional information. My phone number is (832) 325-1591.

Sincerely:

/s/ JEFF KOSHKIN
Jeff Koshkin
Senior Vice President and
Chief Accounting Officer